October 5, 2018

Gary Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342-1093

       Re: Tutor Perini Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-06314

Dear Mr. Smalley:

        We have reviewed your September 28, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 17, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Critical Accounting Policies   Recoverability of Goodwill, page 28

1. We note your response to our prior comment two. Please expand your disclosure in future annual filings:
        To address how you consider market capitalization as part of your annual goodwill impairment test, similar to the information you provided in your response letter; and
        To state, if true, that the fair values of your reporting units substantially exceed their respective carrying values.
 Gary Smalley
Tutor Perini Corporation
October 5, 2018
Page 2

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 with any questions.



                                                      Sincerely,
FirstName LastNameGary Smalley
                                                      Division of Corporation
Finance
Comapany NameTutor Perini Corporation
                                                      Office of Manufacturing
and
October 5, 2018 Page 2                                Construction
FirstName LastName